August 14, 1997


                                               BY EDGARLINK TRANSMISSION

Ms. Amy Meltzer Starr
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7-6
Washington, D.C. 20549

      Re:   Request for Withdrawal of Castle Dental Centers, Inc.
            Registration Statement on Form 8-A

Dear Ms. Starr:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of Castle Dental Centers, Inc. Registration Statement on Form 8-A filed on August 12, 1997.

                                Very truly yours,

                                Bracewell & Patterson, L.L.P.


                                J. Keith Benedict
JKB/mj

cc:   Mr. Steve Brown
      Senior Analyst
      The NASDAQ Stock Market, Inc.
      1735 K Street N.W.
      Washington, D.C. 20006-1500

      Mr. William D. Gutermuth
      Bracewell & Patterson, L.L.P.
      (w/o attachments)